EXHIBIT 21 LIST OF SUBSIDIARIES



SHENANDOAH TELECOMMUNICAITONS COMPANY AND SUBSIDIARIES

The following are all subsidiaries of Shenandoah Telecommunications Company, and are incorporated in the State of Virginia.

Shenandoah Telephone Company
Shenandoah Cable Television Company
ShenTel Service Company
Shenandoah Long Distance Company
Shenandoah Valley Leasing Company
Shenandoah Mobile Company
Shenandoah Network Company
ShenTel Communications Company
Shenandoah Personal Communications Company